

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

June 29, 2007

By Facsimile and U.S. Mail

Ms. Judy Holloway Reed
Chief Financial Officer
Reed's Inc.
13000 South Spring Street
Los Angeles, California

> **Re:** **Reeds, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 16, 2007**
> **Form 10-QSB for the quarter ended March 31, 2007**
> **Filed May 15, 2007**
> **File No. 001-32501**

Dear Ms. Reed:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB December 31, 2006

Item 6 – Management's Discussion and Analysis

Net Sales, page 28

1. We note the west coast Brewery is only running at 40% capacity, negatively impacting gross margins. Please explain why the Brewery is operating at 40% capacity. Please clarify for us if your disclosure in the section titled Liquidity and Capital Resources, page 34, that there are no material commitments for capital expenditures implies that currently management has no plans to fix and or increase capacity at the Brewery. If this is not accurate please include management's course of action or proposal to remedy the deficiency. Further, we would expect events that materially affect operations to also be included in MD&A for the interim period ended March 31, 2006. Please explain why have chosen not to discuss the status of the Brewery in your interim 10QSB for the period ended March 31, 2007.

Results of Operations, page 32

2. We note your disclosure that recycling fees increased 11.3% in 2006. To help us further understand the cost of recycling please explain to us how the program works and whether your cost is the difference between what the Company pays into a state fund versus how many bottles are redeemed/recycled by consumers. In California for instance we were under the impression manufacturers and distributors paid into a Department of Conservation fund and were then reimbursed through the fund based on the number of bottles that were returned/redeemed.

Item 7 – Financial Statements

Balance Sheet, page F-2

3. We note 333,156 shares, less the 32 holders of 28, 420 shares who accepted the rescission rights, of your common stock issued in connection with the initial public offering may have been issued in violation of state and federal securities laws. Until the Company no longer has an obligation to the holders of these shares we believe the shares should be reclassified as temporary equity. Please refer to EITF D-98, Regulation S-X 5-02(28) and SAB 107(E).

Statement of Cash Flows, page F-5

4. Please note that borrowings and repayments of debt should be presented on a gross basis pursuant to SFAS 95.

Note 1 – Operations and Summary of Significant Accounting Policies

R – Recent Accounting Pronouncements, page F-11

5. Please clarify for us how SFAS 158 will be effective for the Company as of your
    year ending August 31, 2007. Please refer to SFAS 158 paragraphs 11-14.

Form 10QSB March 31, 2007

Condensed Balance Sheets, page 2

6. Please explain to us what is included in deferred assets and support your
    conclusion for deferral.

    As appropriate, please revise your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses
to our comments. Please submit your response letter on EDGAR as a correspondence
file.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the
  disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any
  proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief